UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                       000-31343
                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     692697 10 5

(Check One):        [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K
                    [X] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR

                           For Period Ended:  May 31, 2004

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ozolutions Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario, Canada M2J 1G8

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F or 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant is unable to gather financial information and prepare required financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Max Weissengruber                      (416) 490-0254
         -----------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).

                       [X] Yes                         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                       [ ] Yes                         [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.


Ozolutions Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 15, 2004                               By: /s/ Max Weissengruber
                                                     --------------------------
                                                     Chief Executive Officer

                                       2